UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
UNDER THE SECURITIES EXCHANGE ACT OF 1934

180 CONNECT INC.
(Name of Issuer)

COMMON STOCK
(Title of Class of Securities)

682343108
(CUSIP Number)

SAYAN NAVARATNAM
CREATIVE VISTAS, INC.
2100 FORBES STREET
UNIT 8-10
WHITBY, ONTARIO L1N 9T3
CANADA
(905) 666-8676
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

WITH A COPY TO:

ANDREW J. BECK, ESQ.
TORYS LLP
237 PARK AVENUE
NEW YORK, NY 10017
(212) 880-6000

January 22, 2008
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

1	Name of Reporting Person I.R.S. Identification No. of Above Person

CREATIVE VISTAS, INC. 86-0464104
2	Check the Appropriate Box if Member of a Group
(a) ☐
(b) ☐
3	SEC Use Only

4	Source of Funds

OO
5	Check if Disclosure of Legal Proceeding isRequired Pursuant to Items 2(d) or 2(e)

☐
6	Citizenship or Place of Organization

ARIZONA
	7	Sole Voting Power

		3,124,407*
Number of	8	Shared Voting Power
Shares
Beneficially
Owned by	9	Sole Dispositive Power
Each Reporting
Person With		3,124,407*
	10	Shared Dispositive Power

11	Aggregate Amount Beneficially Owned by Each Reporting Person

3,124,407*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares

☐
13	Percent of Class Represented by Amount in Row (11)

13.6%
14	Type of Reporting Person

CO

* Includes 450,000 shares of Common Stock issuable upon the exercise of warrants.

ITEM 1. SECURITY AND ISSUER.

This Schedule 13D relates to the common stock, par value $0.0001 per share (the “Common Stock”), of 180 Connect Inc., a Delaware corporation (the “Issuer”). The principal executive office of the Issuer is 6501 Belleview Avenue, Englewood, Colorado 80111.

ITEM 2. IDENTITY AND BACKGROUND

(a)-(c)
This Schedule 13D is being filed by Creative Vistas, Inc., an Arizona corporation (“CVAS”). CVAS is a publicly held corporation which provides advanced security and surveillance products and solutions. CVAS also provides the deployment and servicing of broadband technologies to the commercial and residential market. CVAS conducts business in Canada and the United States. CVAS’ principal business office is located at 2100 Forbes Street, Unit 8-10, Whitby, Ontario L1N 9T3 Canada.

(d)-(e)
During the last five years, neither CVAS nor, to the best of CVAS’ knowledge, any of its directors or executive officers has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding has been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

On January 22, 2008, CVAS entered into a Stock Purchase Agreement with Erato Corporation (“Erato”) pursuant to which CVAS purchased and acquired from Erato 2,674,407 shares of Common Stock for an aggregate purchase price of $6,017,416 paid by CVAS by delivery to Erato of (i) 2,195,720 shares of common stock of CVAS and (ii) a common stock purchase warrant, exercisable for 812,988 shares of common stock of CVAS at an exercise price of $0.01 per share.

On January 30, 2008, CVAS entered into a Warrant Purchase Agreement with Laurus Master Fund, Ltd., Erato, Valens U.S. Fund, LLC and Valens Offshore SPV I, Ltd. (collectively, the “Sellers”) pursuant to which CVAS purchased and acquired from the Sellers, warrants to purchase 450,000 shares of Common Stock for an aggregate purchase price of $1,012,500 paid by CVAS by delivery to the Sellers of common stock purchase warrants, exercisable in the aggregate into up to 506,250 shares of common stock of CVAS at an exercise price of $0.01 per share.

ITEM 4. PURPOSE OF TRANSACTION

When CVAS acquired the shares of Common Stock reported herein, it did so as an investment and to propose a possible acquisition or financing transaction with the Issuer. No such transaction is presently proposed. CVAS will review on a continuing basis its investment in the Issuer. Based on such review and depending on the price and availability of the Issuer’s securities, CVAS may acquire, or cause to be acquired, additional securities of the Issuer, in the open market or otherwise, dispose of, or cause to be disposed of, securities of the Issuer, in the open market or otherwise, at any time, or formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of the business plans of CVAS, the Issuer’s business, financial condition and operating results, general market and industry conditions or other factors.

As part of the ongoing evaluation of this investment and investment alternatives, CVAS may consider any or all of the following:

(a)	the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	any material change in the present capitalization or dividend policy of the Issuer;

(f)	any other material change in the Issuer’s business or corporate structure;

(g)	changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)
causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j)	any action similar to any of those enumerated above.

In addition, from time to time, CVAS may hold discussions with the Issuer regarding the matters described in clauses (a) through (j) above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

CVAS may be deemed to be the beneficial owner of 3,124,407* shares of Common Stock. Such shares of Common Stock constitute approximately 13.6% of the 23,012,092 shares of Common Stock issued and outstanding as of November 9, 2007. CVAS has the sole power to vote and dispose of all of such shares.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

See Item 3 above.

ITEM 7. EXHIBITS

The following documents are attached hereto as exhibits:

Exhibit No.:

7.1 Common Stock Purchase Warrant, dated January 22, 2008, issued by Creative Vistas, Inc. to Erato Corporation for the Right to Purchase 812,988 Shares of Common Stock of Creative Vistas, Inc.1

7.2 Stock Purchase Agreement, dated January 22, 2008, between Creative Vistas, Inc. and Erato Corporation.2

7.3 Amended and Restated Common Stock Purchase Warrant dated July 2, 2007 issued to Laurus Master Fund, Ltd. by 180 Connect Inc.

7.4 Common Stock Purchase Warrant, dated January 30, 2008, issued by Creative Vistas, Inc. to Erato Corporation for the Right to Purchase 2,350 Shares of Common Stock of Creative Vistas, Inc.

7.5 Common Stock Purchase Warrant, dated January 30, 2008, issued by Creative Vistas, Inc. to Valens U.S. SPV I, LLC for the Right to Purchase 214,033 Shares of Common Stock of Creative Vistas, Inc.

7.6 Common Stock Purchase Warrant, dated January 30, 2008, issued by Creative Vistas, Inc. to Valens Offshore SPV I, Ltd. for the Right to Purchase 582,367 Shares of Common Stock of Creative Vistas, Inc.

* Includes 450,000 shares of Common Stock issuable upon the exercise of warrants.

1 Incorporated by reference to the Form 8-K of CVAS dated January 28, 2008.
2 Incorporated by reference to the Form 8-K of CVAS dated January 28, 2008.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 1, 2008

CREATIVE VISTAS, INC.

By:	/s/ SAYAN NAVARATNAM
Name: Sayan Navaratnam
Title: Chairman